Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 9 DATED OCTOBER 1, 2014
TO THE PROSPECTUS DATED APRIL 30, 2014

This Supplement No. 9 supplements, and should be read in conjunction with, our prospectus dated April 30, 2014, as supplemented by Supplement No. 7 dated July 24, 2014 and Supplement No. 8 dated August 13, 2014. The purpose of this Supplement No. 9 is to disclose:

•	the status of our initial public offering;

•	an amendment to our secured credit facility; and

•	an update to the “Conflicts of Interest” section of our prospectus.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of September 30, 2014, we received and accepted subscriptions in our offering for 21.3 million shares, or $212.0 million, including 0.3 million shares, or $2.7 million, sold to NorthStar Realty Finance Corp. As of September 30, 2014, 144.6 million shares remain available for sale pursuant to our offering. Our primary offering is expected to terminate on May 6, 2015, unless extended by our board of directors as permitted under applicable law and regulations.
Amendment to Our Secured Credit Facility
On September 25, 2014, we amended the terms of our secured credit facility with Deutsche Bank AG, Cayman Islands Branch, or the DB facility, increasing the total potential borrowing capacity under the DB facility from $100.0 million to up to $200.0 million. All other terms governing the DB facility remain substantially the same.
Update to Conflicts of Interest

The “Conflicts of Interest—Certain Conflict Resolution Measures—Allocation of Investment Opportunities” section of our prospectus is hereby superseded and replaced in its entirety by the following:
Allocation of Investment Opportunities. We rely on our sponsor’s investment professionals to identify suitable investment opportunities for our company as well as the other Managed Companies. Our investment strategy may be similar to that of, and may overlap with, the investment strategies of the other Managed Companies. Therefore, many investment opportunities that are suitable for us may also be suitable for other Managed Companies.
Our advisor and its affiliated advisers and sub-advisers, which we refer to collectively as the NSAM Group, will allocate, in its sole discretion, all investment opportunities to one or more of the Managed Companies, including us, or our sponsor, for which the investment opportunity is most suitable. When determining the entity for which an investment opportunity would be the most suitable, the factors that the NSAM Group may consider include, without limitation, the following:

•	investment objectives, strategy and criteria;

•	cash requirements;

•	effect of the investment on the diversification of the portfolio, including by geography, size of investment, type of investment and risk of investment;

•	leverage policy and the availability of financing for the investment by each entity;

•	anticipated cash flow of the asset to be acquired;

•	income tax effects of the purchase;

•	the size of the investment;

•	the amount of funds available;

•	cost of capital;

•	risk return profiles;

•	targeted distribution rates;

•	anticipated future pipeline of suitable investments;

•	the expected holding period of the investment and the remaining term of the Managed Company, if applicable; and

•	affiliate and/or related party considerations.
If, after consideration of the relevant factors, the NSAM Group determines that an investment is equally suitable for more than one company, the investment will be allocated on a rotating basis. If, after an investment has been allocated to a particular company, including us, a subsequent event or development, such as delays in structuring or closing on the investment, makes it, in the opinion of the NSAM Group, more appropriate for a different entity to fund the investment, the NSAM Group may determine to place the investment with the more appropriate entity while still giving credit to the original allocation. In certain situations, the NSAM Group may determine to allow more than one Managed Company, including us, and our sponsor to co-invest in a particular investment. In discharging its duties under this allocation policy, the NSAM Group endeavors to allocate investment opportunities among the Managed Companies and our sponsor in a manner that is fair and equitable over time.
While these are the current procedures for allocating investment opportunities, the NSAM Group may sponsor additional investment vehicles in the future and, in connection with the creation of such investment vehicles or otherwise, the NSAM Group may revise this allocation policy. The result of such a revision to the allocation policy may, among other things, be to increase the number of parties who have the right to participate in investment opportunities sourced by the NSAM Group, thereby reducing the number of investment opportunities available to us. Changes to the allocation policy that could adversely impact the allocation of investment opportunities to the Company in any material respect may be proposed by the NSAM Group and must be approved by our board of directors. In the event that the NSAM Group adopts a revised allocation policy that materially impacts the Company’s business, the Company will disclose this information in the reports we file publicly with the SEC, as appropriate.
The decision of how any potential investment should be allocated among us and other Managed Companies for which such investment may be most suitable may, in many cases, be a matter of highly subjective judgment which will be made by the NSAM Group in its sole discretion.
Our right to participate in the investment allocation process described herein will terminate once we are no longer advised by our advisor or an affiliate of the NSAM Group. Our advisor is required to inform our board of directors at least annually of the investments that have been allocated to us and other Managed Companies so that our board of directors can evaluate whether we are receiving our fair share of opportunities. Based on the information provided, our board of directors (including our independent directors) has a duty to determine that the investment allocation policy is being applied fairly. The NSAM Group’s success in generating investment opportunities for us and the fair allocation of opportunities among us and other Managed Companies are important factors in our board of director’s determination to continue our arrangements with our advisor.

2